ALLIANZGI CONVERTIBLE & INCOME FUND

1633 Broadway

New York, NY 10019

August 15, 2018

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Sally Samuel

Re:	AllianzGI Convertible & Income Fund (the “Fund”) Registration Statement
on Form N-2 (File Nos. 811-21284 and 333-225293)

Dear Ms. Samuel:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 10:30 a.m., Eastern Time, on August 17, 2018, or as soon thereafter as practicable.

Very truly yours,

ALLIANZGI CONVERTIBLE & INCOME FUND

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer